CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION

(After Issuance of Stock)

I, William W. Dillard, Jr. President and Secretary of Mag-Well, Inc., certify that:

1. He is the duty elected President and Secretary, respectively, of Mag-Well, Inc. Charter No. 01080651 a Texas corporation.

2. The original Articles were filed in the Office of the Secretary of State on June 20, 1988.

3. As of the date of this certificate One Hundred Thousand (100,000) shares of Common Stock issued and outstanding.

4. That on February 15, 1999, at a duly noticed meeting of the shareholders of Mag-Well, Inc., a vote was taken whereby Seventy One Thousand Six Hundred Fifty (71,650) shares voted in favor and none voted against a motion to approve the following amendments to the Articles of Incorporation:

ARTICLE 4 is amended to read as follows.

"The aggregate number of shares which this corporation shall authority to issue shall consist of 20,000,00 shares of Common Stock having a $.001 par value, and 5,000,000 shares of Preferred stork having a $.001 par value. The Common and/or Preferred Stock of the Company be issued from time to time without prior approval by the stockholders. The Common and/or Preferred Stock may be issued for such consideration as may be fixed from time-to time by the Board of Directors. The Board of Directors may issue such shares of common and/or Preferred Stock in one or more series, with such voting Powers, designations, preferences and rights or qualifications, limitations or restrictions thereof as shall be stated in the resolution or resolutions. "

5. That it was also approved that the common shares outstanding be split forward at a rate of 120 to 1.

DATED: February 15, 1999.

/s/ William W. Dillard, Jr. President and Secretary